EXPENSE LIMITATION AGREEMENT

Forum Funds

c/o Atlantic Fund Administration

Three Canal Plaza, Suite 600

Portland, ME 04101

June 21, 2023

Absolute Investment Advisers LLC

4 North Street, Suite 2

Hingham, MA 02043

Dear Mr. Compson:

Pursuant to this Expense Limitation Agreement (the “Agreement”), Absolute Investment Advisers LLC (the “Adviser”) agrees to waive its investment advisory fee and/or reimburse expenses as necessary to ensure that the net annual operating expenses (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expense on short sales, acquired fund fees and expenses other than those attributable to the investment advisory fees incurred by a Fund (as defined below) as a result of that Fund’s investments in other pooled vehicles sponsored by the Adviser, broker charges, proxy expenses, and extraordinary expenses) for the Absolute Capital Opportunities Fund, Absolute Convertible Arbitrage Fund, and Absolute Strategies Fund (each, a “Fund” and together, the “Funds”) do not exceed the levels listed below (the “Expense Limitation”) through August 1, 2024:

Absolute Capital Opportunities Fund – 1.49%

Absolute Convertible Arbitrage Fund –

Institutional Shares

-	1.20%

Investor Shares

-	1.45%

Absolute Strategies Fund – 1.99%

Absolute Flexible Fund – 1.49%

This Agreement constitutes the whole agreement between the parties and supersedes any previous fee waiver agreements relating to the Funds.

With respect to each class of shares, as applicable, each Fund agrees to repay the Adviser for any advisory fees waived and any operating expenses that the Adviser reimburses in excess of the Expense Limitation applicable to that share class, provided that (i) the repayments do not cause the share class’s total operating expenses (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expense on short sales, acquired fund fees and expenses other than those attributable to the investment advisory fees incurred by a Fund as a result of that Fund’s investments in other pooled vehicles sponsored by the Adviser, broker charges, proxy expenses, and extraordinary expenses) to exceed the lesser of (a) the Expense Limitation, or (b) the expense cap in place at the time the fees/expenses were waived or reimbursed, and (ii) the repayments are made within three years of the date of the fee waiver or expense reimbursement. Notwithstanding the foregoing, advisory fees waived by the Adviser related to a Fund’s investments in other pooled vehicles sponsored by the Adviser are not subject to this recoupment. The Adviser understands that it shall look only to the assets attributable to the relevant share class, as applicable, for performance of this Agreement by the Fund and for payment of any claim the Adviser may have hereunder, and neither any other series of Forum Funds (the “Trust”), nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the states of Massachusetts and Maine, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware.

This Agreement may only be amended or terminated with the approval of the Board of Trustees of Forum Funds (the “Board”).

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

FORUM FUNDS,

By:	/s/ Zachary Tackett
Zachary Tackett
Title:	President

The foregoing Agreement is hereby accepted as of June 21, 2023.

Absolute Investment Advisers LLC

By:	/s/ James P. Compson
Name:	James P. Compson
Title:	Principal

Signature page to the Expense Limitation Agreement